SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 6-K

                                ----------------

                            REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended March 31, 2001

                                TPN Holdings plc
                 (Translation of registrant's name into English)

                The Annexe, Empress Buildings, 380 Chester Road,
                             Manchester M16 9EB, UK
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

          Yes [ ]        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                TPN HOLDINGS PLC
                                TABLE OF CONTENTS

                                                                            Page

Part I:     Financial Information

Item 1.     Condensed Consolidated Financial Statements (Unaudited)

            Condensed Consolidated Balance Sheets as of March 31, 2001       2
            and December 31, 2000

            Condensed Consolidated Statements of Operations for the          3
             three months ended March 31, 2001 and 2000

            Condensed Consolidated Statements of Cash Flows for the          4
            three months ended March 31, 2001  and 2000

            Notes to Condensed Consolidated Financial Statements             5

Item 2.     Operating and Financial Review and Prospects                    12

Part II:    Other Information

Item 1.     Legal Proceedings                                               22

Item 2.     Changes in Securities and Use of Proceeds                       22

Item 3.     Defaults upon Senior Securities                                 22

Item 4.     Submission of Matters to a Vote of Security Holders             22

Item 5.     Other Information                                               22

            Signatures                                                      23

                         PART I: FINANCIAL INFORMATION

Item 1.  Condensed Consolidated Financial Statements

                                                          TPN HOLDINGS PLC
                                                CONDENSED CONSOLIDATED BALANCE SHEETS



                                                       DECEMBER 31,                 MARCH 31,         MARCH 31,
                                                ------------------------------------------------------------------------
                                                           2000                        2001               2001
                                                        ---------                   ---------          ---------

                                                                 Amounts in Pounds Sterling            Amounts in
                                                                                                       US Dollars
                                                                         (Note 1)                        (Note 1)
                                                                          (Unaudited)                  Unaudited)
                                                    ---------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                           (pound) 4,179,240        (pound)   4,146,913         $   5,875,347
Accounts receivable                                           747,167                  1,416,783             2,007,298
Receivable from related party                                  16,971                    506,133               717,089
Other receivables                                              30,642                     50,848                72,041
Marketable securities available for sale                      802,111                    406,459               575,871
Loan receivable related parties                             1,886,156                         --                    --
Prepaid expenses                                              182,390                    213,526               302,524
Other current assets                                          255,668                    285,247               404,138
Current assets of discontinued operations                   1,362,855                  1,585,775             2,246,723
                                                    -----------------        -------------------         -------------
      Total current assets                                  9,463,200                  8,611,684            12,201,031

Equipment and Fixtures:
Motor vehicles                                                180,657                    142,032               201,231

Computer equipment                                          1,317,172                  1,664,236             2,357,889
Furniture and fixtures                                        312,737                    316,503               448,422
Equipment                                                   3,024,293                  3,012,465             4,268,060
                                                    -----------------        -------------------         -------------
                                                            4,834,859                  5,135,236             7,275,602
Less accumulated depreciation                               1,621,044                  1,974,975             2,798,144
                                                    -----------------           ----------------         -------------
                                                            3,213,815                  3,160,261             4,477,458
Equipment and fixtures of discontinued
operations less accumulated
depreciation                                                 140,589                         --                    --
                                                    -----------------        -------------------         -------------
                                                            3,354,404                  3,160,261             4,477,458
Intangible assets, net of accumulated
amortization of(pound)2,070,892 and
(pound)1,685,645($2,388,222) at December 31,
2000 and March 31,2001                                      4,767,768                  7,192,217            10,190,012

Intangible assets related to discontinued operations,
(accumulated amortization (pound) 1,472,382)                3,887,055                         --                    --
                                                    -----------------        -------------------         -------------
                                                   (pound) 21,472,427        (pound)  18,964,216         $  26,868,501
                                                   ==================        ===================         =============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank overdraft                                     (pound)  2,507,084                  3,849,580             5,454,085
Related party short term loan                               2,400,000                  2,400,000             3,400,320
Accounts payable                                            1,541,605                  1,886,503             2,672,797
Accrued expenses and other liabilities                        593,614                    764,707             1,083,440
Accrued interest                                               97,036                         --                    --
Taxes and social security payable                             332,033                    634,797               899,380
Deferred income                                               654,764                  1,609,010             2,279,645
Current portion of obligations under
capital lease                                                 457,468                    430,062               609,312
Short term lo                                                      --                    250,000               354,200
Other payables                                                335,675                    395,971               561,012
Current liabilities of discontinued operations              2,707,566                  1,673,011             2,370,322
                                                    -----------------        -------------------         -------------
      Total current liabilities:                           11,626,845                 13,893,641            19,684,513

Deferred income, long term portion                              2,090                    392,248               555,736
Deferred income related to discontinued
operations                                                    392,689                         --                    --
Long term portion of obligations under
capital lease                                               1,022,032                    930,278             1,318,017
Deferred Taxation                                              42,663                         --                    --
Minority Interests                                             45,306                     55,216                78,230

STOCKHOLDERS' EQUITY
Preferred Stock                                               850,000                    850,000             1,204,280
Ordinary Shares                                               100,330                    100,330               142,147
Additional Paid-In Capital                                 20,356,577                 20,356,577            28,841,198
Accumulated other comprehensive loss                         (710,265)                (1,239,249)           (1,755,768)
Accumulated deficit                                       (12,255,840)               (16,374,825)          (23,199,852)
                                                    -----------------        -------------------         -------------
Total shareholders' equity                                  8,340,802                  3,692,833             5,232,005
                                                    -----------------        -------------------         -------------
                                                   (pound) 21,472,427        (pound)  18,964,216         $  26,895,501
                                                   ==================        ===================         =============



                                                      See accompanying notes.

                                                                 2

                                                          TPN HOLDINGS PLC
                                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                             (UNAUDITED)

                                                                           THREE MONTHS ENDED MARCH 31 ,
                                                ------------------------------------------------------------------------
                                                           2000                        2001               2001
                                                        ---------                   ---------          ---------
                                                                                                       Amounts in
                                                                                                       US Dollars
                                                                 Amounts in Pounds Sterling            (Note 1))
                                                    ---------------------------------------------------------------------
REVENUES:
Advertising revenues                               (pound)    462,434        (pound)     659,458         $     934,320
Contract revenues and other                                    99,595                    502,205               711,524
Contract revenues from related parties                        356,386                    199,014               281,963
                                                   ------------------        -------------------         -------------
      Total revenues                                          918,415                  1,360,677             1,927,807

COST OF REVENUES:
Maintenance and hosting costs                                 325,981                    254,856               361,080
Cost of contract revenues and other                           161,970                    226,367               320,717
Advertising and commission costs                              620,367                    764,863             1,083,658
                                                   ------------------        -------------------         -------------
      Total cost of revenues                                1,108,318                  1,246,086             1,765,455

Gross Profit (Loss)                                          (189,903)                   114,591               162,352

OPERATING EXPENSES:

      Sales and marketing                                      86,866                     78,666               111,454
      Research and development                                112,012                      8,023                11,367
      General and administrative                            1,043,371                  1,194,460             1,692,311
      Depreciation                                            224,162                    339,232               480,624
      Amortization                                            431,231                    385,247               545,818
                                                   ------------------        -------------------         -------------
            Total operating expenses                        1,897,642                  2,005,628             2,841,574

Operating Loss from Continuing Operations                  (2,087,545)                (1,891,037)           (2,679,222)

Interest expense                                               (8,777)                  (181,907)             (257,726)
Interest income                                                17,692                     54,900                77,782
Other income                                                      780                     25,562                36,216
Foreign exchange gain                                          12,135                    124,852               176,890
Minority Interests                                            (25,782)                     4,160                 5,894
                                                   ------------------        -------------------         -------------

Loss From Continuing OperationS                            (2,091,497)                (1,863,470)           (2,640,166)

DISCONTINUED OPERATIONS:

Income  From Operations of
Discontinued Business
Including Operations for
the Period April 1, 2001
to September 28, 2001                                        (289,402)                  (626,481)             (887,598)
Loss on disposal of WWW                                            --                 (1,629,034)           (2,308,016)
                                                   ------------------        -------------------         -------------
                                                             (289,402)                (2,255,515)           (3,195,614)
                                                   ==================        ===================         =============

Net Loss                                            (pound) (2,380,899)       (pound)  (4,118,985)        $  (5,835,780)
                                                    ==================        ===================         =============

Basic and diluted net loss per share from
continuing operations                              (pound)      (0.22)       (pound)       (0.19)        $       (0.26)

Basic and diluted net loss per share from
discontinued operations                            (pound)      (0.03)       (pound)       (0.22)        $       (0.32)

Basic and diluted net loss per share               (pound)      (0.25)                     (0.41)        $       (0.58)
                                                   ==================        ===================         =============

Shares used in computing basic and diluted
net loss per share                                          9,583,936                 10,033,009            10,033,009
                                                   ==================        ===================           ===========



                                                       See accompanying notes.


                                                                 3



                                                          TPN HOLDINGS PLC
                                           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                             (UNAUDITED)

                                                                                THREE MONTHS ENDED MARCH 31 ,
                                                             ----------------------------------------------------------------------
                                                                     2000                         2001                    2001
                                                                  ---------                     ---------             -----------
                                                                           Amounts in Pounds Sterling                 Amounts in
                                                                                                                      US Dollars
                                                                                                                       (Note 1))
                                                              ---------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Loss from continuing operations                               (pound) (2,348,230)        (pound) 1,863,470)         $(2,640,166)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH (USED IN)
    PROVIDED BY OPERATING ACTIVITIES:
Depreciation                                                            224,162                    339,232              480,624
Amortization of goodwill                                                431,231                    385,247              545,818


CHANGES IN OPERATING ASSETS AND LIABILITIES, NET OF EFFECT
OF ACQUISITIONS:
    Accounts receivable                                               2,484,026                    200,680              284,324
    Receivable from related party                                       120,148                   (961,525)          (1,362,289)
    Other receivables                                                   (94,540)                   594,777              842,680
    Prepaid expenses and other current assets                          (318,781)                   (31,136)             (44,113)
    Accounts payable                                                   (787,091)                   314,575              445,690
    Accrued expenses and other liabilities                             (260,466)                   104,108              147,500
    Taxes and social security payable                                   470,362                     58,222               82,489
    Deferred income                                                     573,916                    119,624              169,483
    Changes in minority interests                                        25,782                     (4,160)              (5,893)
    Amounts payable under web site design agreements                    (67,463)                       --                    --

Net cash provided by (used in) operating activities of continuing       453,056                   (743,826)          (1,053,853)
operations
Net cash used in operating activities of discontinued                  (735,213)                  (143,883)            (203,853)
operations

Net cash used in operating activities                                  (282,157)                  (887,709)          (1,257,706)
                                                             ------------------          -----------------          -----------
CASH FLOWS FROM INVESTING ACTIVITIES
      Purchases of equipment and fixtures                              (493,714)                  (191,384)            (271,153)
      Purchase of subsidiaries                                          (21,108)                  (156,933)            (222,343)
Net cash used in investing activities of continuing                    (514,822)                  (348,317)            (493,496)
operations
Net cash provided by(used in) investing activities of                   (10,169)                     8,408               11,912
discontinued operations

Net cash (used in) investing activities                                (524,991)                  (339,909)            (481,584)
                                                             ------------------          -----------------          -----------
CASH FLOWS FROM FINANCING ACTIVITIES
      Repayment of overdrafts                                          (115,866)                        --                   --
      Issuance of note receivable                                       (15,000)                        --                   --

      Proceeds from overdraft facility                                       --                  1,342,496            1,902,048
      Proceeds from sale and leaseback transactions                     501,062                         --                   --
      Payments under capital lease obligations                           (7,450)                  (119,160)            (168,826)
Net cash provided by financing activities of continuing                 362,746                    122,336              173,322
operations
Net cash provided by financing activities of                             17,978                     80,077              113,452
discontinued operations
Net cash provided by financing activities                               380,724                  1,303,413            1,846,674
                                                             ------------------          -----------------          -----------
Net increase in cash and cash equivalents                              (426,424)                    75,795              107,384
Effect of exchange rates on cash                                             --                   (126,837)            (179,700)
Cash and cash equivalents at the beginning of the period                647,035                  4,197,955            5,947,663
                                                             ------------------          -----------------          -----------

Cash and cash equivalents at the end of the period           (pound)    220,611          (pound) 4,146,913          $ 5,875,347
                                                             ==================          =================          ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid                                                (pound)      9,968          (pound)   90,502           $   132,486
                                                             ==================          =================          ===========

                                                       See accompanying notes.

                                                                 4

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

      The accompanying unaudited condensed consolidated financial statements apply to TPN Holdings plc (the "Company") and its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

      The unaudited condensed consolidated financial statements have been prepared by the Company and reflect all adjustments, which consist only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the interim periods presented. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire year ending December 31, 2001. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations.

      The balance sheet at December 31, 2000 has been derived from the audited financial statements on that date but does not include all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements.

      These unaudited condensed consolidated financial statements and notes included herein should be read in conjunction with the Company's audited consolidated financial statements and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

      The financial statements expressed in pounds sterling as of and for the periods ended March 31, 2001 have been translated into U.S. dollars, solely for the convenience of the reader, at the noon buying rate on March 31, 2001 of (pound)1 = $1.4168. These translations should not be construed as representations that the pound sterling amounts actually represent U.S. dollar amounts or that they could be converted into U.S. dollars at the rate indicated or at any other rate.

DISCONTINUED OPERATIONS

      In September 2001, the subsidiaries that made up the Company's WWW business segment that provided cinema information and advertising services were sold to UK Theatres Online Limited for a consideration of (pound)85,000 ($120,000). In accordance with the provisions of Accounting Principles Board Opinion No. 30 and Emerging Issues Task Force Issue No. 95-18, WWW is presented as a discontinued operation within the accompanying financial statements and the results of operations for the three months ended March 31, 2000 have been reclassified accordingly. The operating loss for the period ended March 31, 2001 includes the operating loss for the period April 1, 2001 to September 28, 2001, the date the decision was made to sell WWW. In accordance with the terms of the sale, the Company retained accounts receivable, creditors and cash balances of WWW. The loss from discontinued operations has been determined taking into consideration management's estimates of amounts realizable from assets retained, and includes the write-off of the carrying value of goodwill associated with WWW.

      Amounts included in the balance sheet for discontinued operations of the WWW group are as follows:

                                   December 31,      March 31,       March 31,
                                ------------------------------------------------
                                   2001                 2001             2000
                                     Amounts in Pounds Sterling       Amounts in
                                --------------------------------      US Dollars
                                              (Note 1)                  (Note 1)
                                             Unaudited)               Unaudited)
                                ------------------------------------------------
CURRENT ASSETS:
  Accounts receivable                 1,340,835        1,068,043       1,513,202
  Accrued cash operating
   profit-April 1, 2001
   to September 28, 2001                      -          392,378         555,919
  Other current assets                   22,020          125,354         177,602
                                 --------------    -------------   -------------
      Total current assets            1,362,855        1,585,775       2,246,723
                                 ==============    =============   =============

EQUIPMENT AND FIXTURES
  Motor vehicles                         16,750                -               -
  Furniture and fixtures                194,868                -               -
  Equipment                              18,957                -               -
                                 --------------    -------------   -------------
                                        230,575                -               -
  Less accumulated depreciation          89,986                -               -
                                 --------------    -------------   -------------
                                        140,589                -               -
                                 --------------    -------------   -------------
Intangible assets net of
 accumulated amortization
 of (pound) 1,472,382                 3,877,055
                                 ==============    =============   =============

CURRENT LIABILITIES
  Bank overdraft               (pound)   27,654   (pound)107,731  (pound)152,633
  Accounts payable                      108,364           87,319         123,714
  Accrued expenses and other             20,201           23,576          33,402
  liabilities
Taxes and social security                40,456           37,453          53,063
payable
Deferred income                       1,976,312          669,582         948,664
Other payables                          534,579          747,350       1,058,846
                                 --------------    -------------   -------------

Total current liabilities:            2,707,566        1,673,011       2,370,322
                                 ==============    =============   =============
Deferred income, long term              394,779                -               -
portion                          ==============    =============   =============

      The loss from operations of discontinued operations includes the loss from operations for the period April 1, 2001 to September 28, 2001 of (pound) 166,852 ($236,396). Revenues from discontinued operations amounted to (pound) 605,853 and (pound) 587,972 for the 3 months ended March 31, 2000 and March 31, 2001 respectively and (pound) 1,224,657 for the period April 1, 2001 to September 28, 2001

DESCRIPTION OF BUSINESS AND GOING CONCERN CONSIDERATIONS

      The Company operates, through subsidiaries, a number of diverse businesses principally specializing in the provision of new media and advertising related services to both businesses and consumers.

      At March 31, 2001, the Company had incurred recurring net losses and, as of that date, had a consolidated accumulated deficit of approximately (pound)16.4 million (approximately $23.2 million) and a consolidated working capital deficiency of approximately (pound)5.3 million (approximately $7.5 million).

      The accompanying financial statements have been prepared assuming that the Company continues as a going concern. Management's planned expenditures, net of revenue, for the next twelve months exceed current cash, cash equivalents and short-term investments. Included in Management's plans is significant cash infusion to be generated from the realization of investments.

      The Company is actively pursuing the phased realization of its investment in one of its subsidiaries during the period from the fourth quarter of 2001 to the second quarter of 2002. In addition certain of the Company's subsidiaries have been significantly restructured and the businesses of the Cinemas subsidiaries disposed of. The Company is reliant on a committed bank facility provided by HSBC Bank plc and has received written confirmation from HSBC that the Company can continue to utilize this facility up to (pound)5.45 million ($7.71 million) until November 30, 2001. At the present time the facility is substantially utilized. There can be no assurance that this facility will be renewed or that additional funds will be made available under this facility.

      Substantial doubt exists about the Company's ability to continue as a going concern and there can be no assurance that the Company will be able to raise any additional funds as described above or that the Company's currently available funding will remain available to them. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

      If the Company is unsuccessful in securing additional funding through the sources described above it will take further action to reduce its spending. In doing so, Management may consider more substantial restructuring options, including the closure of some or all of its subsidiaries. These actions would have material adverse effects on the Company's business, results of operations and prospects.

USE OF ESTIMATES

      The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

      Some of the Company's contract revenues are derived from fixed priced contracts for development projects, based upon the type and scope of the project. However, for continuing consultancy engagements, we charge customers for our time on a per person, per day basis. We also charge customers for our time on a per person, per day basis for new media design, consultancy and implementation engagements, and for e-business and kiosk solutions consultancy services and technical development work. Revenues for these services are recognized as the service is performed. Our fees for maintenance and support services are based on a per period basis. Revenues for maintenance and support services are recognized ratably over the term of the contract.

      The Company's advertising revenues are derived principally from long-term advertising contracts which are recognized ratably over the term of the contract.

      Hosting revenues are recognized ratably over the term of the hosting period, which is generally one year.

      Deferred revenue is primarily comprised of payments received from contracts in advance of revenue recognition and billings in excess of recognized revenue relating to advertising contracts.

CASH AND CASH EQUIVALENTS

      The Company considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. Such amounts are stated at cost, which approximates market value. As of March 31, 2001 the Company's cash equivalents were comprised of (pound)4,146,913 ($5,875,347) of bank deposits.

GOODWILL

      The Company amortizes goodwill from the acquisitions of its subsidiaries on a straight line basis over its estimated economic useful life of five years.

      The Company operates in a highly technological industry with relatively low entry market barriers. Due to the fast moving nature of the Internet market, the Company does not believe that goodwill will have a useful economic life of more than five years. The carrying amount of goodwill is reviewed on a regular basis for indicators of impairment. Indicators of impairment include reduced levels of revenue in the businesses and a reduction in the utilization of the current web network. Should indicators of impairment exist, such impairment will be reviewed through the examination of future discounted cash flows.

FOREIGN CURRENCY TRANSLATION

      Assets and liabilities of the Company's United States subsidiary are translated at year-end rates and income and expenses are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period have been reported as other comprehensive loss in shareholders' equity.

NET INCOME (LOSS) PER SHARE

      Basic EPS is calculated using the weighted average number of ordinary shares outstanding. Diluted EPS is calculated based on the weighted average number of ordinary shares plus the dilutive ordinary shares from employee share options. In periods when the Company reports a net loss, diluted EPS is not reported because the effect of potential common shares is anti-dilutive.

2.   RELATED PARTY LOAN

      As at March 31, 2001, the Company had received a short term loan of (pound)2,400,000 ($3,400,320) from Kevin R. Leech, one of its directors and major shareholders. The loan bears interest at 2% above the UK base rate, which was 5.75% as at March 31, 2001, and is repayable on the earlier of January 5, 2002 or our receipt of the net proceeds from a sale of a subsidiary or assets.

3.   SEGMENTAL INFORMATION

      The Company's businesses are organized, managed and internally reported as separate business units which are reportable under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

      The Company has five principal businesses: (1) Avatar Interactive which provides new media related services, (2) UK Property Channel.com which is an Internet portal which lists real estate available for sale throughout England and Wales, (3) Morbria which provides web site design services and marketing strategy consultancy, (4) Buyers Guide which publishes the internet based Local Authority and Public Service "Buyers Guide", and (5) Research Sales which is an internet based polling and market research firm. In addition, those expenses not directly attributable to any of the foregoing have been categorized as General Corporate. This primarily comprises amortization of goodwill and certain head office costs.

BUSINESS SEGMENT INFORMATION


                                              Three months ended March 31,
                                              ----------------------------
                                                2000             2001
                                              ----------     -----------
                                                 ((pound)in thousands)
Net sales from continuing operations
Avatar Interactive                                 428              221
UK Property Channel.com                              -               87
Morbria                                            282              645
Buyers Guide                                       205              379
Research Sales                                       3               28
General Corporate                                    -                -
                                              ----------     ----------
                                              ----------     ----------
      Total                                        918             1360

Operating loss from continuing operations
Avatar Interactive                              (1,359)            (815)
UK Property Channel.com                               -            (174)
Morbria                                              76              48
Buyers Guide                                       (62)             (51)
Research Sales                                    (280)            (306)
General Corporate                                 (462)            (593)
                                              ----------     ----------
      Total                                     (2,087)          (1,891)

Interest expense                                    (9)            (182)
Interest income                                      18              55
Other income (expense)                                1              26
Foreign exchange gain                                12             125
Minority interests                                 (26)               4
                                              ----------     ----------
Loss from continuing operations                 (2,091)          (1,863)
                                              ==========    ===========

      The above table is based on management estimates and includes differences to U.S. generally accepted accounting principles, including estimates of costs and allocation of overheads between divisions. In the third quarter of 2001, a subsidiary that was previously reported as part of the Morbria segment was merged into Avatar Interactive. The above segment information reflects the new composition of the Company's business segments.

4.   ACQUISTION OF UK PROPERTYCHANNEL.COM LIMITED

      As of December 31, 2000, the Company owned 10% of the outstanding share capital of UK Property Channel.com Limited, which operates www.ukpropertychannel.com, an Internet portal which lists real estate available for sale throughout England and Wales. On February 28, 2001, the Company acquired an additional 60% of UK Property Channel.com Limited. Upon completion of this acquisition, the Company owned 70% of the outstanding capital stock of UK Property Channel.com Limited. The consideration for our February 2001 acquisition consisted of a contribution of working capital of (pound)2,029,815 ($2,875,842) (approximately (pound) 1,873,000 as of December 31, 2001).

      The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately (pound)2.8 million. The goodwill is being amortised over a 5 year period on a straight line basis. The results of operations of UK Property Channel.com are included in the accompanying statement of operations from the date of acquisition.

      An analysis of the allocation of the purchase price of the acquisition is as follows:

                                          (IN THOUSANDS)

Fair value of assets acquired           (pound)    (780)
 less liabilities assumed
Goodwill                                           2,810
                                                   -----
Total purchase Price                    (pound)    2,030
                                                   =====

PRO FORMA EFFECT OF ACQUISITIONS

      The unaudited pro forma effect of the acquisition set forth above, assuming the acquisition was consummated at the beginning of the respective quarter is as follows:

                                            QUARTERS ENDED,
                                      MARCH 31,         MARCH 31,
                                        2000              2001
                                    -------------    ---------------
                                             (IN THOUSANDS)

Revenues from continuing           (pound)    925     (pound)  1,509
 operations
Net loss                           (pound)  2,816     (pound)  2,358
Net loss per share                 (pound)   0.29     (pound)   0.24


5.  COMPREHENSIVE LOSS

      Under SFAS No. 130, Reporting Comprehensive Income, foreign currency translation adjustments and unrealized losses on marketable securities available for sale are included in other comprehensive loss.

The following are the components of comprehensive loss:

Three months ended March 31, (in thousands)       2000                2001
                                             --------------      --------------
Net loss                                           (2,381)              (4,119)
Foreign currency translation adjustments                 -                (133)
Unrealized loss on marketable securities                 -                (396)
available for sale
                                             --------------      --------------

Total comprehensive loss                           (2,381)       (pound)(4,648)
                                             ==============      ===============

      No income tax effect has been recorded related to the comprehensive loss due to the doubt about the realizability of the related deferred tax assets.

6.   NEW ACCOUNTING PRONOUNCEMENTS

SFAS 141 - Business Combinations and SFAS 142 - Goodwill and Other Intangible Assets

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

      The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non amortization provisions of the Statement is expected to result in a decrease in net loss of (pound)0.6 million ((pound) 0.06 per share) in the three months ended March 31, 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earning and financial position of the Company.

SFAS 144 - Accounting for Impairment or Disposal of Long-Lived Assets

      SFAS 144 is first applicable to the financial statements of the Company for the year ending December 31, 2002 though earlier application is encouraged. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Although SFAS 144 retains many of the recognition and measurement provisions of SFAS 121, it significantly changes the criteria that have to be met in order to classify long-lived assets as held-for sale, and excludes goodwill and intangible assets not being amortized from its impairment provisions.

      SFAS 144 also supersedes the provisions of Accounting Principles Board Opinion No. 30 with regard to reporting the effects of a disposal of a segment of a business and requires expected future losses from discontinued operations to be displayed in discontinued operations in the periods in which the losses are incurred rather than as of the measurement date as currently. In addition, more dispositions will qualify for discontinued operations treatment in the statement of operations.

      As the provisions of SFAS 144 are to be applied prospectively, they will not affect these financial statements. The impact, if any, on the financial statements will depend on the circumstances existing at that time.

ITEM 2.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      We make certain forward-looking statements in this Form 6-K within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects, " "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable," or similar words or expressions are used in this form 6-K, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given," or " there is no way to anticipate with any certainty," forward-looking statements are being made in all of these instances. These forward-looking statements speak as of the date of this Form 6-K.

      Various risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements, including the following factors: our change in business strategy; our growth strategies; anticipated trends in the industry; our relationships with our customers; general market and economic conditions; our ability to finance our future business requirements; the ability to successfully integrate acquired companies and businesses; management retention and development; changes in Federal and state laws and regulations; as well as the risks, uncertainties and other factors described from time to time in our SEC filings and reports.

      We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

OVERVIEW

      We were incorporated in England and Wales on July 31, 1998 under the name TownPages Holdings plc. We acquired all of the share capital of Town Pages UK Limited on December 15, 1998. Our name was changed to TownPagesNet.com plc in April 1999 and subsequently to TPN Holdings plc in March 2001.

      We completed our initial public offering on May 5, 1999, when we sold American Depositary Shares representing 2,200,000 ordinary shares. The net proceeds from that offering have primarily been used to make strategic acquisitions to enhance our growth and provide working capital to roll out our infrastructure expansion plans.

      Our primary subsidiary, Avatar Interactive Limited, (formerly Town Pages UK Limited), provides new media related services to both consumers and businesses. It was restructured towards the end of fiscal 2000 with a significant realignment of business focus. See below for further details.

      In July 1999, we completed the acquisition of the WWW.CO.UK Limited group of companies. The WWW.CO.UK Limited companies provide cinema-related services from Web site design through indoor cinema advertising. The acquisition strengthened our sales personnel resources and also provided local community content for our TownPages information service at the time. In September 2001, we sold the businesses of these cinema-related subsidiaries to UK Theatres Online Limited for a consideration of approximately (pound)85,000, (approximately $120,000). This should enable the Blackpool-based management team to concentrate upon the development of our UK Property Channel subsidiary, (see further details below), which we believe operates in a less mature market than the cinemas market. The sale solely comprised the equipment and goodwill of the businesses including staff. The Company will retain the book debtors, creditors and cash balances. WWW has been accounted for as a discontinued operation in the condensed financial statements for the three months ended March 31, 2001 and the amounts for 2000 have been restated accordingly.

      In September 1999, we completed the acquisition of Morbria Limited and its subsidiaries. Morbria and its subsidiaries provide Website design, advertising, marketing and communications services. The Morbria acquisition had the effect of doubling our Web site design personnel. On August 31, 2000, Morbria completed the acquisition of 75.01% of 24.7 Colour Limited, a sheetfed print company. Due to the downturn in the web design market in the UK, we recently merged the Graphic Palette subsidiary of Morbria with our Avatar Interactive subsidiary. For the three months ended March 31, 2001, the Morbria Limited group of companies contributed (pound)644,178($912,671) to net revenues.

      In October 1999, we acquired Buyers Guide Limited, an Internet-based business-to-government company. Buyers Guide PLC was admitted to trade on the Alternative Investment Market of the London Stock Exchange following the raising of approximately (pound)5 million ($7.3 million) from institutions. Additionally, we sold an additional 5.14% stake in BuyersGuide to Ci4net.com, Inc. We currently own approximately 75.1% of Buyers Guide PLC.

      For the three months ended March 31, 2001, Buyers Guide contributed (pound)379,461 ($537,620) to net revenues. For accounting revenue recognition purposes, these advertising contracts are recognized ratably over the term of the contracts, in this case the vast majority being one year contracts.

      Buyers Guide continues to generate its revenues from the businesses listed on its online service. Trading is becoming increasingly difficult caused by customers general uncertainty of internet related businesses, a downturn in customers advertising budgets, and competition for good sales staff from other companies.

      Due to this current business climate the Auction Technology Marketplace is still on hold and the company retains approximately (pound)4.1 million, ($5.8 million) of cash reserves. Other potential avenues are being explored which may result in a partnership opportunity with a company identified as having a similar strategy or suitable technology know how. Other alternative investment opportunities are also being investigated.

      In November 1999, we acquired Research Sales, Inc, an online polling and market research company. Research Sales, Inc. has not developed as anticipated and contributed just (pound)28,348 ($40,163) to revenues in the three months ended March 31, 2001. As detailed in our Annual Report on Form 20-F for the year ended December 31, 2000, we have fully written off the book value the goodwill that was recorded in connection with the acquisition. Management is currently considering the ongoing viability of Research Sales and operations have recently been cut to a minimum.

      As of December 31, 2000, we owned 10% of the outstanding share capital of UK Property Channel.com Limited, which operates www.ukpropertychannel.com, an Internet portal that lists real estate available for sale throughout England and Wales. In February 2001, we acquired an additional 60% of the outstanding share capital of UK Property Channel.com Limited. Upon completion of this acquisition we owned 70% of the outstanding share capital of this company. UK Property Channel.com Limited creates and maintains local websites for independent real estate agents, including Reeds Rains (www.reedrains.co.uk), and through its www.ukpropertychannel.com Web site, offers a platform through which real estate agents can nationally advertise their local real estate listings. UK Property Channel.com provides real estate agents with proprietary software, which allows them to electronically update their listings on a daily basis. Approximately 55% of the real estate agents who advertise their listings on www.ukpropertychannel.com are using this proprietary software, and we expect that number to increase. UK Property Channel.com Limited currently generates revenues through the sale of banner advertising on its Web site. We believe other opportunities to generate advertising revenues for www.ukpropertychannel.com from regional and national contracts as well as from other sources, will arise as this company increases its market share.

      For the three months ended March 31, 2001, UK Property Channel.com contributed (pound)87,267 ($123,640) to net revenues. For accounting revenue recognition purposes, these advertising contracts are recognized ratably over the term of the contracts, in this case the vast majority being two year contracts

      A significant proportion of our operating loss for the three months ended March 31, 2001 has been incurred by our Avatar Interactive subsidiary.

      As previously mentioned, management restructured and refocused our Avatar Interactive subsidiary because we concluded that the resources and risks associated with pursuing our original business plan of striking partnerships with local governments in the U.K. to offer their communities free touch-screen kiosks with free Internet access were unacceptably high. A strategic review of our business led us to conclude that the greatest opportunity for the achievement of short-to-medium term profitability and subsequent growth would arise from a transformation of our business to focus on marketing, selling and delivering new media solutions to businesses in several niche areas. As a result we decided to significantly reduce our planned installation of thousands of touch screen kiosks throughout the United Kingdom. In connection with the transformation of our business strategy and as part of the subsequent restructuring, a new board of directors was appointed to run Avatar Interactive at operating level and its kiosk business focus was changed.

Avatar Interactive now concentrates on two main business areas:

o     E-business solutions
o     Kiosk solutions

      Avatar Interactive has recently merged with its sister company Graphic Palette to form an enlarged business with a national presence in the UK. The combined businesses will henceforth trade under the Avatar Interactive name and be under the control of the Avatar management. The amalgamation of the businesses resulted in a reduction of approximately one third of the combined workforce.

      The Avatar management has worked very hard in recent months to refocus the company's strategy and disengage from the original business model which proved unviable. One of the remaining steps is a disposal or closedown of the installed network of free to use interactive kiosks. The company has recently taken steps to disconnect the majority of the kiosks, thereby saving substantial operational costs, and is pursuing negotiations with third parties with a view to possible sale of the network.

      The restructuring and new strategy has already resulted in meaningful savings and business gains including work for The National Trust, The Met Office, British Petroleum, Sita Equant, Ordnance Survey and Lloyds Pharmacies. For the three months ended March 31, 2001 Avatar Interactive recorded an operating loss of approximately (pound)815,000 ($1,155,000) down from a loss of approximately (pound)1,359,000 ($1,925,000) in the corresponding period last year. Management expects a continued improvement in the three month period ending June 30,2001.

      Although our rate of net losses has declined, the losses remain significant. Moreover, we are already beginning to see the effects of the recent terrorism events in the U.S., particularly amongst Avatar's blue chip clients who are beginning to impose cutbacks on capital expenditure. Other of our businesses are also being impacted by the general economic slowdown including the advertising market.

      It is anticipated that we may incur net operating losses for the foreseeable future as we continue to consolidate our operations and absorb the effects of the restructuring. Performance will depend, in part, on the amount and rates of growth in our net revenue from web site design services, advertising, and our new business area of kiosk solutions and the extent of cost reductions realized as a result of the restructuring. To the extent that expenses are not accompanied by an increase in net revenue and positive cash flows from operations, our business, results of operations, and financial condition could be materially adversely affected. We will need to increase our quarterly net revenue and continue to cut costs to achieve profitability. We believe that period-to-period comparisons of our operating results are not meaningful and that you should not rely upon the results for any period as an indication of future performance.

EFFECT OF VARIOUS ACCOUNTING METHODS ON OUR RESULTS OF OPERATIONS

      Much of our revenues are derived from contracts which span a period of time. As detailed in footnote 1 to the Company's condensed consolidated financial statements, we recognize revenues ratably over the term of the contracts. For Avatar Interactive, Morbria and Buyers Guide, this is generally over one year. For WWW.Co.UK and UKPropertychannel.com, this is generally over two or three years. Conversely, the corresponding costs are recognized as they are incurred.

      The deferred income figures, short-term and long-term, as stated in the Balance Sheets, give an indication of the revenues not yet recognized in the company's condensed consolidated statements of operations.

RESULTS OF OPERATIONS

   The following table presents certain condensed consolidated statements of operations data for the periods indicated as a percentage of total net revenue.

                                                       Three Months
                                                          Ended
                                                        MARCH 31,
                                                   --------------------
                                                   2000           2001
                                                   ----           ----
Total revenues:                                      %               %
   Advertising . . . . . . . . . . . . . .         50              48
   Contract & other revenues . . . . . . .         11              37
   Contract revenues from related parties          39              15
                                                  ---             ---

Total revenues  . . . . . . . . . . . . .         100             100
Cost of revenues:
   Maintenance & hosting costs . . . . . .         35              19
   Cost of contract revenue & other  . . .         18              17
   Advertising and commission costs  . . .         68              56
                                                  ---             ---

Total cost of revenue . . . . . . . . . .         121              92
                                                  ---             ---

Gross profit (loss)  . . . . . . . . . . .       (21)               8

Operating expenses:
   Sales and marketing . . . . . . . . . .          9               6
   Research and development  . . . . . . .         12               1
   General and administrative  . . . . . .        114              88
   Depreciation  . . . . . . . . . . . . .         24              25
   Amortization  . . . . . . . . . . . . .         47              28


Total operating expenses  . . . . . . . .         206           (147)
                                                  ---           -----

Income(Loss) from operations. . . . . . .       (227)           (139)
Interest expense . . . . . . . . . . . . .        (1)            (13)
Interest income  . . . . . . . . . . . .           2               4
Other income. . . . . . . . . . . . . . .          -               2
Foreign exchange gain . . . . . . . . . .          1               9
Minority interests. . . . . . . . . . . .         (3)              -
                                                  ---             ---

Loss from continuing operations . . . . .       (228)%          (137)%
                                               ======          ======

REVENUES


      ADVERTISING REVENUE

      Advertising revenue increased to (pound)659,458 ($934,320) in the three months ended March 31, 2001 from (pound)462,434 in the three months ended March 31, 2000. The increase is primarily a result of the inclusion of the revenues of UK Property Channel.com, in which we acquired a majority interest in February 2001.

      We anticipate that advertising revenues will remain constant or increase slightly in the future partly as a result of deferred income being released to reported revenues. However, advertising revenues may decrease in the future due to the disposal of the Cinemas businesses.

      CONTRACT AND OTHER REVENUE

      Contract and other revenues increased to (pound)701,219 ($993,487) for the three months ended March 31, 2001, from (pound)455,981 for the three months ended March 31, 2000.

      Significantly, contract revenues from related parties, included in these figures, reduced to (pound)199,014 ($281,963) for the three months ended March 31, 2001, from (pound)356,386 for the three months ended March 31, 2000, primarily as a result of the greater emphasis placed upon external clients by our refocused Avatar Interactive subsidiary and the inclusion this year of our recently acquired 24.7 Colour limited subsidiary. We expect our contract revenues, and in particular those from third parties, to continue to increase as the Avatar Interactive business further matures.

COST OF REVENUES

      MAINTENANCE AND HOSTING COSTS

      Maintenance and hosting costs consist primarily of Internet connection charges, web site equipment leasing costs, repair and maintenance of equipment and systems, and costs related to the collection, development, and processing of content.

      Maintenance and hosting costs decreased to (pound)254,856 ($361,080), for the three months ended March 31, 2001, from (pound)325,981 for the three months ended March 31, 2000. The decrease is largely attributable to the restructuring of our Avatar Interactive subsidiary. In particular, negotiations were concluded to bring to an end the contract to maintain our twin data centers. The equipment and attendant servicing arrangements are now in the process of being brought in-house. We expect these costs to continue to decline in the future once this process is complete.

      COSTS OF CONTRACT AND OTHER REVENUES

      Cost of contract and other revenues consists primarily of certain Web site design costs, contract printing costs and related operating costs.

      Cost of contract and other revenues increased to (pound)226,367, ($320,717), for the three months ended March 31, 2001, from (pound)161,970 for the three months ended March 31, 2000. The increase was principally due to the inclusion of our recently acquired 24.7 Colour Limited subsidiary and the new contracts gained by Avatar Interactive. It is anticipated that cost of contract and other revenues will increase in line with an increase in contract revenues.

      ADVERTISING AND COMMISSION COSTS

      Advertising and commission costs consist primarily of the salaries and related costs, including commission, of direct sales staff.

      Advertising and commission costs increased to (pound)784,863, ($1,083,858), for the three months ended March 31, 2001, compared to (pound)620,367 for the three months ended March 31, 2000. The increase was due to a proportionate increase in advertising revenues.

OPERATING EXPENSES

      SALES AND MARKETING EXPENSES

      Sales and marketing expenses consist primarily of salaries of marketing personnel, advertising, exhibitions and other marketing related expenses.

      Sales and marketing expenses decreased to (pound)78,666, ($111,454) for the three months ended March 31, 2001, from (pound)86,866 for the three months ended March 31, 2000. This decrease in sales and marketing costs is primarily due to the bringing of our marketing operations in-house. We expect that these expenses will continue to decline in relative terms in the foreseeable future, although expenditures on targeted exhibitions may increase.

      RESEARCH AND DEVELOPMENT EXPENSES

      Research and development expenses include expenses associated with the development of services, products and our web site and consist principally of personnel costs, overhead costs, editorial costs, and supplies. These costs have been charged to research and development expenses as incurred.

      Research and development expenses decreased to (pound)8,023 ($11,367), for the three months ended March 31, 2001, from (pound)112,012 for the three months ended March 31, 2000. The decrease in the three months ended March 31, 2001, was primarily due to the continuing maturation of our business and the significant cutback in the operations at our Research Sales subsidiary. We expect that research and development expenses will continue to remain at a low level.

      GENERAL AND ADMINISTRATIVE EXPENSES

      General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting, information technology, facilities, legal and other fees for professional services.

      General and administrative expenses increased to (pound)1,194,460 ($1,692,311), in the three months ended March 31, 2001, from (pound)1,043,371 for the three months ended March 31, 2000. The increase in general and administrative expenses was primarily due to the inclusion of our 24.7 Colour and UKPropertyChannel subsidiaries in fiscal 2001 and redundancy costs arising from downsizing exercises. We do not expect general and administrative expenses to increase in the future because we have implemented cost containment and operating efficiency improvements, including a reduction of staff levels and a decrease in our reliance on outside vendors for certain services.

      DEPRECIATION AND AMORTIZATION EXPENSES

      Depreciation and amortization expenses increased to (pound)724,479 ($1,026,442), for the three months ended March 31, 2001, from (pound)655,393 for the three months ended March 31, 2000.

      Depreciation expense increased to (pound)339,232 ($480,624), in the three months ended March 31, 2001, from (pound)224,162 for the three months ended March 31, 2000. The increase in the depreciation of fixed assets has principally arisen from the charge on assets acquired with the acquisitions of our 24.7

Colour and UKPropertyChannel subsidiaries and the greater number of kiosks purchased and installed post March 2000. We expect this cost to remain relatively constant as we freeze our spending on kiosks and the subsequent supporting infrastructure.

      Of the charge for the three month period ended March 31, 2001, amortization of goodwill arising from the acquisitions was (pound)385,247 ($545,818), compared to (pound)431,231 for the three months ended March 2000. The decrease in the amortization of goodwill arising from our subsidiaries is due to there being no amortization on our Research Sales Inc. subsidiary for the three months ended March 31, 2001, as the goodwill arising from this investment was fully written off at December 2000 as previously reported. Conversely, the three months ended March 31, 2001 includes a charge arising from the acquisitions of 24.7 Colour and UKPropertyChannel for which there was no corresponding charge in the three months ended March 31, 2000.

      INTEREST AND OTHER INCOME/EXPENSE, NET

      Interest and other income/expense, net includes income from our cash and investments and expenses related to our financing obligations.

      Interest and other expense, net amounted to a net expense of (pound)101,445 ($143,727), for the three months ended March 31, 2001, compared to net income of (pound)9,695 for the three months ended March 31, 2000. The main reason for this turnaround is that we still had substantial funds on deposit in March 2000, whereas we now have interest charges on our overdraft facility. We also carry interest on the finance charges relating to our lease back of kiosks, arising from agreements entered into after March 2000. We would expect the net expense to increase as we carry interest on the finance leases for complete periods going forward and as the overdraft facility is extended.

      FOREIGN EXCHANGE GAIN

      In the three month period to March 31, 2001, the foreign exchange gain amounted to (pound)124,852 ($176,890), compared to a gain of (pound)12,135 in the three months ended March 31, 2000. The gains resulted from an appreciation in the US dollar rate against the pound sterling during the period. We do not anticipate similar gains in the foreseeable future.

      NET LOSS

      We have recorded a loss from continuing operations of (pound)1,863,470 ($2,640,166), for the three months ended March 31, 2001, compared to a loss from continuing operations of (pound)2,091,497 for the three months ended March 31, 2000. The decrease in net losses for the three month period ended March 31, 2001 compared to the three months ended March 31, 2000 are primarily the result of an increase in revenues. We anticipate that losses may continue to arise on an annual and quarterly basis for the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

Overview

      Since inception, we and our subsidiaries have financed our operations through the sale of equity securities and through loans from institutions and related parties. We do not use derivative financial instruments in our investment portfolio. We consider investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. We hold cash and cash equivalents in pounds sterling.

      As reported in our Annual Report on Form 20-F for the year ended December 31, 2000, the Company is reliant on a committed bank facility provided by HSBC Bank plc. In October 2001, the Company received written confirmation from HSBC that the Company could continue to utilize this facility up to (pound)5.45 million ($7.71 million) until November 30, 2001, when the facility is due to expire. At the present time, the facility is substantially utilized. There can be no assurance that this facility will be renewed or that additional funds will be made available under this facility.

Cash Flow Evaluations

      Net cash used in operating activities for the three months ended March 31, 2001 was (pound)743,826 ($1,053,853) compared to net cash provided of (pound)453,056 for the three months ended March 31, 2000. Cash used in the quarter ended March 31, 2001 was largely the result of high cash payments to trade creditors.

      Net cash used in investing activities for the three months ended March 31, 2001 and 2000 was (pound)348,317, ($493,496), and (pound)514,822 respectively.
Cash used in investing activities in the three month period ended March 31, 2000 was primarily related to the purchase of further kiosks and the extension of our data centers. Cash used in investing activities for the three months ended March 31, 2001, primarily related to our acquisition of UKPropertyChannel. From time to time, we expect to evaluate the acquisition of products, businesses and technologies that complement our business. These acquisitions may involve cash investments.

      Net cash provided by financing activities for the three months ended March 31, 2001 and 2000 was (pound)122,336, ($173,322), and (pound)362,746, respectively. Cash provided by financing activities in the three months ended March 31, 2001 was primarily attributable to proceeds received from our overdraft facility. This compares to the three months ended March 31, 2000 where the bulk of our cash received by financing activities was attributable to sale-leaseback transactions entered into in order to finance some of the kiosks.

      Our Buyers Guide subsidiary is an independent public company because 24.9% of its outstanding capital stock is publicly traded on the Alternative Investment Market of the London Stock Exchange. Because of its status as a publicly-traded company, Buyers Guide's cash reserves may be used only by Buyers Guide, and we have no right to use such funds for our purposes.

Current and Future Financing Needs

      We have incurred substantial consolidated losses and negative cash flows from operations since we started our business. We expect to continue to incur substantial losses and negative cash flows for the foreseeable future as we implement our new business strategy and integrate acquired businesses. At this time, funds from operations are not sufficient to meet our operating needs and other anticipated financial requirements.

      As of March 31, 2001, we had a consolidated working capital deficit of (pound)5,281,957 ($7,483,482) and cash and cash equivalents and short-term investments of approximately (pound)4.1 million ($5.9 million). However, we cannot use these cash reserves for our own purposes because they represent proceeds received by our BuyersGuide subsidiary from its public offering on July 24, 2000 on the Alternative Investment Market of the London Stock Exchange. As a result of undertakings we gave in connection with BuyersGuide's offering, these cash reserves are to be retained for investment within BuyersGuide.

      Our current plans for the next 12 months exceed our current cash, cash equivalents and short-term investments. As a result, we need to raise additional funds in order to conduct our business. We expect to raise additional funds through:


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o     the phased sale of one of our subsidiaries, which we expect to complete by the end of the second quarter of 2002;

o the possible sale of other subsidiaries, which may be completed during the fourth quarter of 2001;

o cost savings realized from the restructuring of certain of our subsidiaries during 2000 and 2001; and

o     the implementation of additional cost cutting measures.

      There can be no assurance that anticipated revenue growth will materialize or that we will be able to realize sufficient proceeds from the possible sale of our subsidiaries, if any such sales can be completed. There also can be no assurance that anticipated cost-savings resulting from recent corporate restructurings and the implementation of additional cost-cutting measures will be sufficient to meet our capital requirements.

      Other potential sources of financing include public or private sales of our shares or debt, strategic relationships and related parties. We do not have any committed sources of financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional capital shares, the interests of our existing shareholders will be diluted. If we are not able to obtain financing when we need it, or if our currently available funding is not renewed, we may be required to curtail our operations significantly, including possibly closing some or all of our subsidiaries. Such actions may have a material adverse affect on our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We do not hedge (through the use of derivative or other financial instruments) the translation of our profits from overseas subsidiaries or other interest rate or foreign exchange exposures; therefore, significant changes in exchange rates or interest rates may materially affect our results of operations.

      For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposures may have on the fair values of our financial instruments.

      To perform sensitivity analysis, we assess the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates on market sensitive instruments. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 2000. The differences in this comparison are the hypothetical gains or losses associated with each type of risk. A 10% movement in the level of the pound sterling against the U.S. dollar with all other variables held constant would result in an immaterial change in the fair value of our U.S. dollar denominated balances at December 31, 2000.

EFFECTS OF THE EURO

      Under the terms of the Treaty on European Economic and Monetary Union, as of January 1, 1999, the euro was introduced as a common currency among the eleven members, and subsequently twelve when Greece joined at a later stage, of the European Union that are participating in this phase of European Economic and Monetary Union, commonly referred to as EMU. Although the individual currencies of these countries will continue to be used until the end of 2001, their exchange rates with the euro are fixed. The euro is now being used for transactions that do not involve payment using physical notes and coins of the participating countries. The individual currencies

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will be replaced with euro notes and coins at the start of 2002 when all countries participating in the EMU are expected to operate with the euro as their exclusive common currency.

      We do not currently operate in any countries that have adopted the euro and we therefore do not face a significant currency or competitive exposure to the euro. However, in the future we may expand into a number of these countries and would thus face such exposure.

      In the event that the United Kingdom adopts the euro, we would face a number of costs in altering our accounting-related systems for the new currency, although at present it is too early to estimate what these costs might be. Adoption of the euro in the United Kingdom would also create greater transparency between prices offered to our customers in different countries that participate in EMU.

      A significant amount of uncertainty exists as to the effect that the euro will have on the marketplace. We are assessing the effect that the euro introduction will have on our internal systems and the sale of our products and services. We expect to take appropriate actions based on the results of this assessment. The adoption of the euro has not had a material impact on our liquidity or financial condition.


                          PART II. OTHER INFORMATION


Item 1.   LEGAL PROCEEDINGS

     None

Item 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS

     None

Item 3.   DEFAULTS UPON SENIOR SECURITIES

     None

Item 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None

Item 5.   OTHER INFORMATION

     None

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned thereto duly authorized.

Dated:  November 16, 2001


                              REGISTRANT:
                              TPN HOLDINGS PLC



                           By: /s/ Robert P. Bradshaw
                              ----------------------
                               Robert P. Bradshaw
                               Chief Executive Officer







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